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                                                                Rule 424(b)(3)
                                           Registration Statement No. 33-50897


                     SUPPLEMENT TO THE PROSPECTUS FOR THE
                             PACIFIC TELESIS GROUP
                       SHAREOWNER DIVIDEND REINVESTMENT
                            AND STOCK PURCHASE PLAN

     Pacific Telesis Group ("Telesis") has entered into a merger agreement with SBC Communications Inc. ("SBC"). The agreement provides that upon consummation of the merger (the "Merger"), shares of Telesis stock will be converted into the right to receive shares of SBC stock. This supplement amends the Prospectus, dated November 2, 1993, for the Telesis Shareowner Dividend Reinvestment and Stock Purchase Plan (the "Telesis Plan") to provide that participants in the Telesis Plan, with no further action on their part (except as set forth below under the sections entitled "Beneficial Ownership" and "Exchange of Certificates"), will automatically be enrolled and become participants in the SBC Dividend Reinvestment Plan ("the SBC Plan") at the time the Merger becomes effective. Be advised that if the Merger is not consummated, you will not be enrolled or become a participant in the SBC Plan. Under such circumstances, your participation in the Telesis Plan will continue under its current terms and conditions.

     Enclosed for your careful review is the Prospectus, dated July 26, 1996, for the SBC Plan, which describes the terms and conditions of participation. Participants in the Telesis Plan are advised that conversion to the SBC Plan will be automatic if and when the Merger is consummated. If you do not wish to participate in the SBC Plan, you must terminate your participation in the Telesis Plan by sending a written request to the following address before the Merger becomes effective:

          Pacific Telesis Group Shareowner Dividend
            Reinvestment and Stock Purchase Plan
          c/o Boston EquiServe
          P.O. Box 9154
          Boston, Massachusetts  02209-9154
          Telephone:  1-800-637-6373
          Telephone (outside U.S.):  (617) 575-2861 (collect)














SUPPLEMENT TO PROSPECTUS
DATED NOVEMBER 2, 1993                               Dated:  February 18, 1997











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Your  written  request to  terminate participation  in  the Telesis  Plan must indicate either:

     a.   That you wish  to sell  all whole shares  and any fractional  shares held in your Telesis Plan account. Upon receipt of a written request, the Telesis Transfer Agent will normally complete the sale for your account within one week after receiving the request. The proceeds of the sale, less $6.00 plus $.25 per share sold and any applicable transfer or withholding taxes, will be forwarded to you within two weeks after the date of the sale. Your Telesis Plan account will then be closed. If the Merger occurs after the Telesis Transfer Agent receives your request, but prior to the actual sale of the shares, then the Telesis Transfer Agent will forward your request to the SBC Plan Administrator. SBC has advised Telesis that your request will then be treated as a request to terminate participation in the SBC Plan and to sell the SBC shares you have received in exchange for the Telesis shares previously held in your Telesis Plan account.

     b. That you wish to have a certificate issued in your name for the number of whole shares held in your Telesis Plan account and a cash payment for any fractional shares held in your account. Upon receipt of your written request, the Telesis Transfer Agent will issue a certificate for the number of whole shares held in your Telesis Plan account, and a check in payment for fractional shares, within two weeks of receiving the request. If the Merger occurs prior to the distribution of the certificate and cash payment, then the Telesis Transfer Agent will forward your request to the SBC Plan Administrator. SBC has advised Telesis that your request will then be treated as a request to terminate participation in the SBC Plan and for the SBC Plan Administrator to issue a certificate to you for the number of whole shares of SBC you received in the Merger in exchange for the Telesis shares previously held in your Telesis Plan account, with a check in payment for any fractional SBC shares.

If you do not wish to be enrolled in the SBC Plan, please send your written request to terminate your participation in the Telesis Plan as soon as possible. Please indicate your shareowner account and/or Social Security number and a telephone number where you can be reached during business hours on all correspondence with the Telesis Transfer Agent.

     Participants in the Telesis Plan who wish to participate in the SBC Plan after the Merger should be aware that such participation will be subject to the terms and conditions of the SBC Plan as set forth in the enclosed SBC Plan Prospectus, dated July 26, 1996, as it may be amended from time to time. Participants should carefully read this Prospectus, as there are some differences between the Telesis Plan and the SBC Plan. The Telesis Plan will terminate if and when the Merger is consummated. After the Merger is consummated, current participants in the Telesis Plan (who will then be participants in the SBC Plan) should contact the SBC Plan Administrator (see the SBC Plan Prospectus for contact information) with any questions about the SBC Plan or changes to their enrollment.





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     The  following sets forth  certain information with  regard to transition from the Telesis Plan to the SBC Plan after the Merger is consummated.

TELESIS DIVIDENDS

     If you remain in the Telesis Plan, any cash dividends declared by Telesis with a record date prior to, but a payment date after, the Merger will be invested in shares of SBC stock in accordance with the SBC Plan. These dividends will  be treated  by the  SBC Plan  Administrator  as optional  cash investments under the SBC Plan. No fees are charged for optional cash investments in the SBC Plan.

SUPPLEMENTAL CONTRIBUTIONS

     Any supplemental contributions received from Telesis Plan participants prior to the consummation of the Merger that have not been invested in shares of Telesis stock in accordance with the Telesis Plan will be transferred to the SBC Plan and treated as an optional cash investment in the SBC Plan.

PENDING SALE OF SHARES

     Under the Telesis Plan, you have the right to request that any shares held in your Telesis Plan account be sold. Such sale is generally made within one week after the Telesis Transfer Agent receives your written request to sell or as soon thereafter as is reasonably practicable. If, prior to the Merger, a Telesis Plan participant requests such a sale, and the Merger is consummated before the shares are sold, the Telesis Transfer Agent will send the request to the SBC Plan Administrator. SBC has advised Telesis that the SBC Plan Administrator will then effect the sale of the SBC shares received in the Merger in exchange for the Telesis shares that were requested to be sold, in accordance with the terms of the SBC Plan.

EMPLOYEE PAYROLL DEDUCTIONS

     The SBC Plan does not permit employee payroll deductions for the purpose of supplemental contributions. Thus, Telesis employee-participants who currently make contributions to their Telesis Plan account through payroll deduction will not have such an option under the SBC Plan. Such employee-participants' payroll deductions will automatically cease when the Merger is consummated. Any payroll deductions made prior to the Merger that have not been invested in shares of Telesis stock in accordance with the Telesis Plan before the Merger is consummated will be treated as an optional cash investment and invested in SBC shares in accordance with the SBC Plan.

BENEFICIAL OWNERSHIP

     The Telesis Plan allows participation by shareowners who beneficially own shares that are registered in someone else's name (i.e., bank, broker or other nominee) ("Beneficial Owners"). The SBC Plan does not allow such participation. Beneficial Owners of Telesis stock who wish to continue reinvesting dividends as a participant in the SBC Plan after the Merger is consummated should have their shares registered in their own names. At the time their shares are registered in their own name, they may then elect to participate in the SBC Plan by following the instructions contained in the SBC Plan Prospectus.


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EXCHANGE OF CERTIFICATES

     Shares of Telesis common stock enrolled in the Telesis Plan can be held in two forms: "Stock Certificates" and "Book Shares." Stock Certificates are shares of Telesis stock represented by physical certificates that are held by you, which can be or are enrolled in the Telesis Plan. Book Shares are shares of Telesis stock not represented by physical certificates. Book Shares are recorded by the Transfer Agent in your account via a book entry format. You receive regular statements with respect to Book Shares, but actual physical certificates are not issued with respect to such shares. For example, all shares of Telesis stock purchased with reinvested dividends and supplemental contributions are Book Shares.

     If all of your shares of Telesis stock are Book Shares, you need take no further action; the exchange of your Telesis Book Shares into SBC Book Shares will be automatic when the Merger is consummated. If, however, you are currently in possession of Telesis Stock Certificates for shares enrolled in the Telesis Plan, you should be aware of the following:

     a. After the Merger, SBC shareowners (who were previously Telesis shareowners) will not receive dividends from SBC until they have surrendered and exchanged their Telesis Stock Certificates for SBC shares. Approximately two weeks after the Merger, SBC will send each former Telesis shareowner a letter containing instructions on how to exchange their Telesis Stock Certificates for SBC shares. A Telesis Plan participant's automatic enrollment in the SBC Plan as described in this Prospectus Supplement will not entitle the participant to receive dividends on shares represented by physical certificates until the certificates have been properly surrendered to SBC after the Merger. If SBC does not receive your Telesis Stock Certificates at least five business days prior to a record date for an SBC dividend, your dividend will be paid to you in cash after your certificates have been exchanged, rather than reinvested in SBC shares.

     b. Fractional shares resulting from the exchange of Telesis Stock Certificates for SBC shares will be converted to cash and sent to participants by check. By contrast, all Telesis Book Shares enrolled in the Telesis Plan will be exchanged for SBC Book Shares enrolled in the SBC Plan, including fractional shares. Participants should note that they may be required to recognize capital gain or loss on the receipt of cash in lieu of fractional shares. Telesis Plan participants are urged to consult their tax advisors as to the tax consequences to them of the Merger. No certificate will be issued for a fractional share of SBC stock under any circumstances.

     This Supplement amends the Prospectus, dated November 2, 1993, with respect to the Telesis Plan, copies of which were previously provided to you. To obtain another copy of such Prospectus, you may contact Boston EquiServe, the Telesis Transfer Agent, at 1-800-637-6373.







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

LEGEND:  MUST GO ON FRONT COVER OF PROSPECTUS SUPPLEMENT

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


LEGEND:  MUST GO ON PAGE 1 OF PROSPECTUS SUPPLEMENT

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE PACIFIC TELESIS GROUP SHAREOWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN, AND IF GIVEN OR MADE SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PACIFIC TELESIS GROUP.







































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